Annual Shareholder Meeting Results:
The Fund held its annual meeting of shareholders on July 17, 2014. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Dividend, Interest & Premium Strategy:
Re-election of Alan Rappaport – Class III to serve until the Annual Meeting for the 2017-2018 fiscal year	83,237,097	1,672,738
Re-election of John C. Maney† – Class III to serve until the Annual Meeting for the 2017-2018 fiscal year	83,246,744	1,663,091

The other members of the Board of Trustees at the time of this meeting, namely, Ms. Deborah A DeCotis, Messrs. Hans W. Kertess, James A. Jacobson, Bradford K. Gallagher, and William B. Ogden, IV continued to serve as Trustees of the Fund.

† Interested Trustee